Exhibit 99.1

Mercurity Fintech Holding Inc. Reports Second Quarter 2021

Financial Results

Shenzhen, Guangdong, December 30, 2021 /PRNewswire/ -- Mercurity Fintech Holding Inc. (the "Company" or "MFH") (Nasdaq trading symbol: MFH) today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial and Operating Highlights

•	Q2 2021 GAAP revenues of $0 thousand, compared to $0 thousand in Q2 2020.
•	Q2 2021 GAAP gross profit of $0 thousand, compared to $0 thousand in Q2 2020.
•	Q2 2021 GAAP net loss of $10,740 thousand, compared to net loss of $1,373 thousand in Q2 2020.
•	Q2 2021 Non-GAAP net income of $31 thousand, compared to net loss of $538 thousand in Q2 2020.

Mr. Zhu Wei, Co-Chairperson of the Board and Co-Chief Executive Officer, commented “Our board of directors and management team have new members joining us in recent months, which will bring benefits to the development of the Company for a long term. I believe our new management team has been working together to create value for the Company and keeping on going with the Company to reach greater heights.”

Recent Developments

On September 8, 2021, the Company and three investors, TEAO TECHNOLOGY CO., LIMITED, GUANRUI TECHNOLOGY CO., LIMITED and XUAN YING CO., LTD, entered into a Share Subscription and Warrant Purchase Agreement (“Subscription Agreement”) pursuant to which the investors purchased a total of 571,428,570 ordinary shares of the Company (“Ordinary Shares” ) and warrants to purchase up to 571,428,570 Ordinary Shares (the “Warrants”) for an aggregate consideration of US$5,000,000, settled in the form of 105.2430 bitcoins. The transaction was closed on September 8, 2021. The Ordinary Shares that the investors acquired in this transaction are subject to a contractual lock-up restriction for a period of 180 days after the closing. Bitcoin (BTC) is a decentralized digital currency, without a central bank or single administrator, which can be sent from user to user on the peer-to-peer bitcoin network without the need for intermediaries. Bitcoin transactions are verified by network nodes through cryptography and recorded in a public distributed ledger called a blockchain.

On October 19, 2021, the Company and three investors, Newlight X LTD, Castlewood Fintech LTD and Brighton Fintech LTD, entered into a Share Subscription and Warrant Purchase Agreement (“Subscription Agreement”) pursuant to which the investors purchased a total of 571,428,570 Ordinary Shares and Warrants to purchase up to 571,428,570 Ordinary Shares for an aggregate consideration of US$5,000,000, settled in the form of 5,000,000 USD Coin (“USDC”). The transaction was closed on October 19, 2021. The Ordinary Shares that the investors acquired in this transaction are subject to a contractual lock-up restriction for a period of 180 days after the closing. USDC is a digital stable coin that is pegged to the United States dollars and runs on the Ethereum, Stellar, Algorand, Avalanche, Solana, Tron and Hedera Hashgraph system.

Due to adverse regulatory effects in the PRC, Beijing Lianji Technology Co., Ltd. (“Beijing Lianji”) and Beijing Mercurity Beijing Technology Co., Ltd. (“Beijing Mercurity”), controlled by the Company through the VIE agreements, had suspended their original business operations. On December 10, 2021, the company's board of directors adopted a resolution to dismantle the VIE structure and divest the two Chinese companies. Therefore, in the financial statements reported in this quarter, the financial data of the two Chinese companies, Beijing Lianji and Beijing Mercurity, have been disclosed as discontinued operations.

FINANCIAL RESULTS

For the Three Months Ended June 30, 2021:

Revenues from continuing operations were $0 thousand in the second quarter of 2021, compared to $0 thousand in the second quarter of 2020. However, revenues from discontinued operations were $47 thousand in the second quarter of 2021, which comprised of software development fees from a client who entered into a contract with the Company in July 2020, service fees from the DeFi platform and income from digital asset investment. Due to the Company’s management changes, our major client has already suspended business cooperation with us. And due to the impact of the global COVID-19 pandemic, our global development plan cannot be effectively promoted. All above resulted in a significant decrease in revenue in the first half of 2021.

General and administrative expenses were $2,217 thousand for the second quarter of 2021, compared to $511 thousand in the same period of 2020. General and administrative expenses consisted primarily of $2,291 thousand in stock-based compensation costs, $350 thousand in employment costs, office expenses, and professional fees, and negative $353 in adjustment of payments for intermediary agencies. The increase in stock-based compensation expenses was primarily due to: (1) awards of 20,000 Restricted Stock Units (1 RSU equals 360 ordinary shares) during the quarter ended June 30, 2021, and (2) the vesting acceleration of previously granted Restricted Stock Units.

Impairment loss for the second quarter of 2021 was $373 thousand due to a decrease in fair value of digital assets the Company held, compared to an impairment loss from operations of $835 thousand in the same period of last year.

Loss from operations in the second quarter of 2021 was $2,590 thousand generated compared to a loss from operations of $1,346 thousand in the same period of last year. Without the intangible asset impairment and the adjustment to the stock option incentive expenses, the Company had an operating income of $74 thousand in the second quarter of 2021.

Loss before provision for income taxes in the second quarter of 2021 was $2,589 thousand compared to a loss before provision for income taxes of $1,373 thousand in the same period of last year. Without the intangible asset impairment and the adjustment to the stock option incentive expenses, the Company had a income before provision for income taxes of $75 thousand in the second quarter of 2021.

Loss from discontinued operations in the second quarter of 2021 was $8,151 thousand, compared to a loss before provision for income taxes of $0 thousand in the same period of last year. Loss from discontinued operations consisted $8,107 thousand in impairment of goodwill, $44 thousand in normal operating loss.

Non-GAAP net (loss)/income attributable to Mercurity Fintech Holding Inc. is a non-GAAP measure which excludes amortization of acquired intangible assets, impairment loss, share-based compensation, and related provision for income tax expenses. Non-GAAP net income attributable to Mercurity Fintech Holding Inc. was $ 31 thousand in the second quarter of 2021 and non-GAAP net loss attributable to Mercurity Fintech Holding Inc. was $ 538 thousand in the same period of last year.

Cash and cash equivalents were $73 thousand as of June 30, 2021, compared to $175 thousand as of December 31, 2020. Total shareholders' equity as of June 30, 2021 was $1.8 million, compared to total shareholders' equity of $10.3 million as of December 31, 2020.

Non-GAAP Measures

To supplement the Company's consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("U.S.GAAP"), the Company uses non-GAAP financial measures, including Non-GAAP (loss)/income from continuing operations and Non-GAAP net (loss)/income attributable to the Company, that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment loss, share-based compensation and related provision for income tax expenses. The non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of the Company's operations and prospects for the future. The non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, the Company's calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited. A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in the Company's results of operations. The Company compensates for these limitations by providing reconciliations of non-GAAP financial measures to U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

BUSINESS OUTLOOK

The Company believes its new management team has more experience in the blockchain industry, which has gradually improved the level of the Company’s blockchain technology services. The Company will continue engaging in blockchain technology services, and plans to start the bitcoin mining, digital currency investment and trading business in the fourth quarter of 2021. The new management is confident in creating more value for the Company.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend, " "ought to, " "plan, " "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS

In China:

Mercurity Fintech Holding Inc.

Qi Wang

Tel: +86 133-3115-3191

Email: communication@mfhfintech.com

In the United States :

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7989

Email: mfhfintech@iecapitalusa.com

MERCURITY FINTECH HOLDING

CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenues	-	-	6	1,392
Third parties
Total revenues	-	-	6	1,392

Cost of revenues	-	-	-	(79)
Gross profit	-	-	6	1,313

Operating expenses:
General and administrative	(2,217)	(511)	(6,612)	(756)
Impairment loss	(373)	(835)	(373)	(835)
Total operating expenses	(2,590)	(1,346)	(6,985)	(1,591)
(Loss)/income from operations	(2,590)	(1,346)	(6,979)	(278)

Interest income, net	1	3	1	3
Other income/(Expenses), net	-	(30)	-	(30)
(Loss)/income before provision for income taxes	(2,589)	(1,373)	(6,979)	(305)
Income tax benefits
(Loss)/Income from continuing operations	(2,589)	(1,373)	(6,979)	(305)

Discontinued operations:
Loss from discontinued operations	(8,151)	-	(8,317)	-
Net loss	(10,740)	(1,373)	(15,296)	(305)

Net loss per ordinary share
Basic	(0.00)	(0.00)	(0.00)	(0.00)
Diluted	(0.00)	(0.00)	(0.00)	(0.00)

Weighted average shares used in calculating net loss per ordinary share
Basic	3,404,459,129	2,388,513,555	3,404,459,129	2,388,513,555
Diluted	3,404,459,129	2,388,513,555	3,404,459,129	2,388,513,555

MERCURITY FINTECH HOLDING

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net loss	(10,740)	(1,373)	(15,296)	(305)
Other comprehensive loss
Change in cumulative foreign currency translation adjustment	9	(3)	6	(5)
Comprehensive loss	(10,731)	(1,376)	(15,290)	(310)

MERCURITY FINTECH HOLDING

CONSOLIDATED BALANCE SHEETS

(US dollars in thousands)

	June 30, 2021	December 31, 2020
ASSETS:
Current assets:
Cash and cash equivalents	73	175
Accounts receivable, net	1,092	1,528
Prepaid expenses and other current assets, net	74	102
Amounts due from related parties	551	666
Current assets of discontinued operations	619	-
Total current assets	1,858	2,471
Non-current assets:
Intangible assets, net	6	383
Goodwill	-	8,107
Deferred tax assets	-	-
Total non-current assets	6	8,490
TOTAL ASSETS	1,864	10,961

LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
Accrued expenses and other current liabilities	55	678
Amounts due to related parties	-	31
Current liabilities of discontinued operations	6	-
Total current liabilities	61	708
TOTAL LIABILITIES	61	708

Commitments and contingencies Shareholders' equity:
Ordinary shares	36	30
Additional paid-in capital	655,979	649,146
Accumulated deficit	(655,315)	(640,020)
Accumulated other comprehensive income	1,103	1,097
Total shareholders' equity	1,803	10,253
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,864	10,961

MERCURITY FINTECH HOLDING

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Loss from continuing operations	(2,589)	(1,373)	(6,979)	(305)
Net loss attributable to Mercurity Fintech Holding Inc.	(10,740)	(1,373)	(15,296)	(305)
Amortization of acquired intangible assets (a)
Provision for income tax expenses (b)
Share-based compensation (c)	2,291		6,126
Impairment loss from continuing operations (d)	373	835	373	835
Impairment loss attributable to Mercurity Fintech Holding Inc. (d)	8,480	835	8,480	835
Non-GAAP (loss)/income from continuing operations (d)	75	(538)	(480)	530
Non-GAAP net (loss)/income attributable to Mercurity Fintech Holding Inc.(a)(b)(c)(d)	31	(538)	(690)	530

Notes:

(a) Adjustment to exclude amortization of acquired intangible assets

(b) Adjustment to exclude provision for income tax expenses

(c) Adjustment to exclude share-based compensation

(d) Adjustment to exclude impairment loss